EXHIBIT 99.1

Boston Carriers Inc. announces entering a Strategic Alliance Agreement for developing liquified petroleum gas (“LPG”) transportation, storage and distribution business.

ATHENS, Greece, April 9, 2018 /PRNewswire/ --

Boston Carriers Inc. (OTC: BSTN) ("Boston" or the "Company") announces that in April 4 2018,the company entered a strategic alliance agreement with Nuova Abibes SRL (“Nuova”). Nuova is a leading LPG storage company owning the largest LPG storage terminal in northern Italy. Boston and Nuova intent to explore synergies, identify acquisition opportunities for LPG carriers vessels and inland storage facilities, exchange market expertise and co-invest for creating an integrated platform that will transport, import and distribute LPG in Italy.

Mr. Antonios Bertsos, Chairman and Chief Executive Officer, stated, "This is the perfect moment to enter the LPG transportation and distribution business. LPG is a product with increasing demand which will only grow stronger as the world is shifting towards clean energy."

Mr. Antonios Bertsos, added, "Entering this market with a strong partner with deep knowledge of the in-land LPG storage and distribution industry will complement our knowledge and experience of sea-borne transportation."

About Boston Carriers Inc.

Boston Carriers Inc. is an international shipping company providing ideal solutions for seaborne transportation through owned vessels.  Read more about Boston Carriers Inc. - http://www.bostoncarriers.com, Twitter: @BostonCarriers

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Boston may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Boston's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks will be included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Boston does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media Relations:
Antonios Bertsos
Boston Carriers Inc.
Email: info@bostoncarriers.com